SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Palatin Technologies, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    696077106
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300


(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                             |_|

Check the following box if a fee is being paid with this Statement:
                                                                             |_|

CUSIP No. [696077106]                 13D                   Page 3 of 17 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING           2,322,171
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                         2,322,171
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         2,322,171
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. [696077106]                 13D                   Page 4 of 17 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          733,367
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        733,367
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         733,367
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. [696077106]                 13D                   Page 5 of 17 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,588,802
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        1,588,802
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         1,588,802
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [696077106]                 13D                   Page 6 of 17 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAQ, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,657,070
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        1,657,070
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         1,657,070
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [696077106]                 13D                   Page 7 of 17 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          4,245,225
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        4,245,225
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         4,245,225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         (a)      Common Stock, $.02 par value ("Shares")

                  Palatin Technologies, Inc.
                  214 Carnegie Center, Ste. 100
                  Princeton, NJ 08540
                  609-520-1911

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), RAQ, LLC and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively with Paramount Capital, Aries Domestic, Aries Trust and RAQ, LLC, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic, RAQ, LLC and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) RAQ, LLC is a New York limited liability corporation of which Dr. Rosenwald is the President./1/

         (d) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/2/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/3/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/4/ a Cayman Islands Trust.

         (e) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (g)      Dr. Rosenwald is a citizen of the United States.
--------

/1/ Please see attached Exhibit B indicating the executive officers and directors of RAQ, LLC and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit A is herein incorporated by reference.

/2/ Please see attached Exhibit C indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/3/ Please see attached Exhibit D indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/4/ Please see attached Exhibit E indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Palatin Technologies, Inc. (the "Issuer"), formerly Interfilm, Inc. ("Interfilm"), was incorporated under the laws of the State of Delaware on November 21, 1986. On June 25, 1996, a newly formed, wholly-owned subsidiary of Interfilm, Interfilm Acquisition Corporation, ("InSub"), a New Mexico Corporation, merged with and into RhoMed, Incorporated ("RhoMed"), a privately held New Mexico corporation and all of RhoMed's outstanding equity securities were ultimately exchanged for equity securities of the Issuer (the "Merger"). Prior to the merger, RAQ, LLC used its general funds to purchase 3,548,681 shares of preferred stock of RhoMed for $3,548.68, Aries Domestic used its general funds to purchase $600,000 worth of RhoMed securities and Aries Trust used its general funds to purchase $2,250,0000 of RhoMed securities. In connection with the consummation of the Merger, RAQ, LLC received 1,657,070 shares of common stock of the Issuer, Aries Domestic received 451,111 shares of common stock of the Issuer and Aries Trust received 1,064,608 shares of common stock of the Issuer. As a result of the Merger, RhoMed became a wholly-owned subsidiary of the Issuer. On July 19, 1996, the Issuer filed an amendment to its Certificate of Incorporation which, among other things, effected the change of name of the Issuer from Interfilm, Inc. to Palatin Technologies, Inc.

         Paramount Capital, Inc. (the "Placement Agent") acted as placement agent in connection with private offerings of debt and/or equity securities of RhoMed (the "Offerings"). In connection with Offerings, the Placement Agent received warrants (the "Placement Warrants") to purchase shares of common stock of the RhoMed. Dr. Rosenwald was allocated certain Placement Warrants which, after completion of the Merger, represent warrants to purchase 265,984 shares of common stock of the Issuer.

         On May 22, 1997, in connection with a private placement of the Issuer's securities Aries Domestic used its general funds to purchase 3.5 units, each unit consisting of 1000 shares of preferred stock of the Issuer (which shares of preferred stock are convertible into 282,258 shares of common stock of the Issuer at a conversion rate equal to 80.64516) for an aggregate purchase price equal to $350,000 and the Aries Trust used its general funds to purchase 6.5 units, each unit consisting of 1000 shares of preferred stock of the Issuer (which shares of preferred stock are convertible into 524,194 shares of common stock of the Issuer at a conversion rate equal to 80.64516) for an aggregate purchase price equal to $650,000.

         In addition to the foregoing, on July 23, 1996, Aries Domestic used its general funds to effect the open market purchase of 4,000 shares of common stock of the Issuer and Aries Trust used its general funds to effect the open market purchase of 9,000 shares of common stock of the Issuer.

Item 4.  Purpose of Transaction.

         The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

         As set forth in Item 3, Paramount Capital, Inc. acted as placement agent for the Issuer in connection with its November, 1996 private offering of securities.

         Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 22, 1997, Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,303,699 shares of common stock of the Issuer, warrants to purchase an additional 212,020 shares of common stock of the Issuer, 10,000 shares of preferred stock of the Issuer (convertible into 806,452 common stock of the Issuer)or 18.0% of the Issuer's securities on a fully diluted basis and Aries Domestic, the Aries Trust, RAQ, LLC and Dr. Rosenwald beneficially owned as follows:

                          Percent           Amount Owned
                          -------           ------------

Aries Domestic             6.0%             372,758 shares of common stock
                                             78,351 warrants to purchase shares
                                                    of common stock
                                            282,258 shares of common stock
                                                    (underlying 3,500 shares of
                                                     preferred stock)

Aries Trust               12.0%             930,939 common shares
                                            133,669 warrants to purchase shares
                                                    of common stock
                                            524,194 shares of common stock
                                                    (underlying 6,500 shares of
                                                    preferred stock)

RAQ, LLC                  14.0%           1,657,070 shares of common stock

Dr. Rosenwald             32.4%/5/          265,984 warrants to purchase shares
                                                    of common stock

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those certain of those shares beneficially owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the power to vote or direct the vote, to dispose or to direct the disposition of those shares owned by RAQ, LLC.

         (c) The following purchases were made by Aries Domestic and Aries Trust in the past sixty (60) days:

                  On May 22, 1997, in connection with a private placement of the Issuer's securities Aries Domestic used its general funds to purchase 3.5 units, each unit consisting of 1000 shares of preferred stock of the Issuer (which shares of preferred stock are convertible into 282,258 shares of common stock of the Issuer at a conversion rate equal to 80.64516) for an aggregate purchase price equal to $350,000 and the Aries Trust used its general funds to purchase 6.5 units, each unit consisting of 1000 shares of preferred stock of the Issuer (which shares of preferred stock are convertible into 524,194 shares of common stock of the Issuer at a conversion rate equal to 80.64516) for an aggregate purchase price equal to $650,000.

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

         (d) & (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital.

         Paramount Capital, Inc. has acted as placement agent for the Issuer in connection with its December, 1996 private offering of securities and acquired certain rights pursuant to a Placement Agency Agreement executed in connection therewith. Michael S. Weiss, Senior Managing Director of Paramount Capital, Inc., serves as a member of the Board of Directors of the Issuer and receives customary Board member compensation. John K. A. Prendergast, Ph.D., a Managing Director of Paramount Capital Investments, LLC, an affiliate of Paramount


--------

/5/ For purposes of this Regulation 13-D filing, Dr. Rosenwald's percentage calculation includes all of the securities owned by Paramount Capital, Aries Domestic, Aries Trust and RAQ, LLC, however, Dr. Rosenwald may disclaim beneficial owneship with respect to the shares held by each of the foregoing.

            Capital, Inc. also serves as a member of the Board of Directors of the Issuer and receives customary Board member compensation.

            On January 1, 1997 Paramount Capital, Inc. and the Issuer entered into a Introductory Agreement whereby Paramount Capital, Inc. agreed to assist the Issuer, on a non-exclusive basis, to identify potential transactions in consideration for certain retainer and cash and equity success fees.

            Except as indicated in this 13D and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.


Item 7.     Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of RAQ, LLC and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E - List of  executive  officers  and  directors  of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit F - List  of  executive  officers  and  directors  of  Aries  Trust  and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:     June 14, 1997
           New York, NY          By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:     June 14, 1997
           New York, NY          By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                     Investment Manager


Dated:     June 14, 1997
           New York, NY          By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 RAQ, LLC

Dated:     June 14, 1997         By: /s/ Lindsay A. Rosenwald, M.D.
           New York, NY              ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:     June 14, 1997
           New York, NY          By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The  undersigned   hereby  agree  to  jointly  prepare  and  file  with
regulatory  authorities  a  Schedule  13D  and  any  future  amendments  thereto reporting each of the undersigned's ownership of securities of Palatin Technologies, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  June 14, 1997
        New York, NY             By: /s/ Lindsay A. Rosenwald. M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:  June 14, 1997
        New York, NY             By: /s/ Lindsay A. Rosenwald   M.D.
                                     -------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:  June 14, 1997
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 RAQ, LLC

Dated:  June 14, 1997
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

Dated:  June 3, 1997
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with RAQ, LLC, located at c/o 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of RAQ, LLC is as follows:

                                                      PRINCIPAL OCCUPATION
         NAME                                            OR EMPLOYMENT
         ----                                            -------------

Lindsay A. Rosenwald, M.D.                             President

Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of RAQ, LLC's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT
         ----                                   -------------

Lindsay A. Rosenwald, M.D.          Chairman of the Board, President of
                                    Paramount Capital Asset Management, Inc.,
                                    Paramount Capital Investments, LLC and
                                    Paramount Capital, Inc.

Peter Morgan Kash                   Director of Paramount Capital Asset
                                    Management, Inc., Senior Managing Director,
                                    Paramount Capital, Inc.

Dr. Yuichi Iwaki                    Director of Paramount Capital Asset
                                    Management, Inc., Professor, University of
                                    Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, New York, New York, 10019, is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                  OR EMPLOYMENT
         ----                                  -------------

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT E

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                 PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                       -------------

Paramount Capital Asset Management, Inc.         Investment Manager

MeesPierson (Cayman) Limited                     Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.